Filed by Tyco International Ltd.
              Pursuant to Rule 425 Under the Securities Act of 1933
                        Subject Company: Innerdyne, Inc.

                                                                 Octobor 4, 2000

                                    Innerdyne
                            Business Segment Overview
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                                    FY99
                                   Sales          Business Description                Growth Dynamics
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Segments
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
1.      Laparoscopic Access        $20.0    Innerdyne's key product (Step(TM))     Total top line growth:
                                            is an innovative alternative to
                                            using sharp cutting trocars for     >>    68% `99 over `98
                                            access during minimally             >>    Trending in excess of 20% for
                                            invasive surgery (a.k.a.                  2000.
                                            "keyhole" surgery").  Step(TM)
                                            uses a principle called radial      Future Opportunities:
                                            dilation to gain access, which      o     Ex-U.S. Vascular Access -
                                            gently separates tissue and               product launched this summer via
                                            muscle versus cutting.  It                Distribution agreement with Maxxim
                                            provides the benefits of                  Medical  (covers U.S. & Latin
                                            enhanced safety, better                   America. Only).
                                            cosmetics, and less post            o     Urology - product shown at
                                            surgical pain.                            last year's AUA. Urological access
                                                                                      using radial dilation.
                                                                                o     Respiratory - radial dilation
                                            Step(TM)has grown, and continues          as a means of less traumatic
                                            to grow rapidly.  It has been             placement of endotracheal tubes.
                                            recognized by Premier - one of      o     Gastro-Intestinal Medicine -
                                            the US's largest hospital                 new version of radial dilation
                                            buying groups  - as                       device used for intra-organ access
                                            "Breakthrough Technology" and             provides less traumatic means of
                                            as such received the first ever           access for surgery on the stomach
                                            contract under Premier's                  including placement of GI feeding
                                            breakthrough technology                   tubes.
                                            contracting process.
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2.      Biocompatible coatings    Not       Biocompatible coatings products
        research effort           Meaning-  still in the research phase.
                                  ful       Several small licensing
                                            agreements.
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                   Total:          $20.0
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                                                                      FY'99 EBIT
                              Fit with TYC/Opportunities                Margin                  Highlights/Issues
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
1.      Laparoscopic Access   o  Puts USS division in new                  6.6%        Reinforces Tyco Healthcare's leadership
                                 product area  for minimally                           in development and distribution of
                                 invasive surgical access by                           clinically beneficial technologies
                                 adding non-bladed access device                       providing value to patients, surgeons,
                                 to conventional cutting trocars                       other healthcare providers, and
                                 line.                                                 shareholders.
                              o  Tyco Healthcare's
                                 broad-based, global sales
                                 organization will be able to                          Radial dilation technology platform for
                                 quickly drive this beneficial                         development of other applications in
                                 technology into the market.                           minimally invasive surgical and medical
                              o  Creates above market growth                           procedures.
                                 potential with patented
                                 technology.

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2.      Biocompatible coatings                                              Not
        research effort                                                    Meaningful
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